

FOR IMMEDIATE RELEASE Contact: Duff Anderson
Solebury Communications Group
678-421-3800
IR@primedia.com

PRIMEDIA REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS
– Announces Regular Quarterly Dividend –

ATLANTA (March 4, 2010) – PRIMEDIA Inc. (NYSE: PRM), a leading provider of online, print and mobile platforms that provide consumers with tools and information that they need to find a place to live, today reported results for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter Highlights

- Total revenue of $61.3 million, a $12.2 million decrease compared to fourth quarter 2008, primarily due to lower New Homes and DistribuTech revenue.
- Apartments revenue of $50.4 million, a $3.0 million decrease compared to fourth quarter 2008, primarily due to declines in print advertising.
- Adjusted EBITDA of $17.3 million, flat compared to fourth quarter 2008; Adjusted EBITDA margin increased to 28.2% from 23.5% for fourth quarter 2008.
- Income from Continuing Operations decreased $27.2 million to $7.5 million, or $0.17 per common share, primarily due to the release in 2008 of $29.3 million in deferred tax asset valuation allowance.
- Net Income of $11.1 million, or $0.25 per common share.
- Repurchased $6.3 million in long-term debt, resulting in a net gain of $1.3 million.

Full Year Highlights

- Total revenue of $257.9 million, a $46.2 million decrease compared to 2008, primarily due to lower New Homes and DistribuTech revenue.
- Apartments revenue of $206.0 million, a $5.3 million decrease compared to 2008, primarily due to declines in print advertising.
- Adjusted EBITDA of $59.4 million, a 7.5% decrease compared to 2008; Adjusted EBITDA margin increased to 23.0% from 21.1% for 2008.
- Income from Continuing Operations decreased $44.5 million to $4.5 million, or $0.10 per common share, primarily due to a $20.4 million increase in restructuring charges in 2009 and the release in 2008 of $29.3 million in deferred tax asset valuation allowance.
- Net Income of $3.5 million, or $0.08 per share.
- Repurchased $20.3 million in long-term debt, resulting in a net gain of $5.0 million.

    Adjusted EBITDA is a non-GAAP financial measure that is described and reconciled to the corresponding GAAP measure in the accompanying Financial Tables.

"During the fourth quarter of 2009, we continued to focus on growing our consumer audience by strengthening our online and mobile offerings, maximizing the leads we provide to our advertiser clients, growing our client count and streamlining our cost structure," said Charles Stubbs, president and CEO of PRIMEDIA.

"We continued to feel the effects of the challenging economic environment, as Apartment Guide, our largest business, saw a revenue decline in the quarter as our clients generally tended to reduce advertising spend, particularly on offerings with print components, in the face of lower occupancy and effective rent levels. At the same time, Apartment Guide and Rentals.com achieved gains in advertiser count and consumer traffic. Our family of websites maintained its #2 national ranking among all apartment vertical search websites for October, November and December*. The total number of leads we generate for our advertisers has grown significantly year-over-year, with more than 75% now derived from our websites and mobile applications.

"We also continued to implement permanent reductions to our cost structure, as we improved the efficiency and effectiveness of our organization. During 2009, we achieved an operating expense reduction of $35.9 million compared to our 2008 operating expense base.

"PRIMEDIA has a strong financial foundation, and we remain committed to managing our businesses with focused discipline, while investing in innovative growth opportunities to enhance long-term stockholder value," added Mr. Stubbs.

Fourth Quarter Revenue and Operations

Apartments – Apartment Guide, ApartmentGuide.com, Rentals.com and RentalHouses.com
The Apartments division, representing approximately 93% of fourth quarter 2009 advertising revenue, declined by 5.5% to $50.4 million from $53.4 million in fourth quarter 2008. Apartment Guide, including ApartmentGuide.com, increased client count and grew the number of apartment community listings, while revenue declined 5.6%, primarily due to declines in revenue per community served. Apartment Guide clients generally continue to struggle with a weakened national economy and many are more focused on total advertising spend than on ROI criteria. Revenue from the Company's online single-unit real estate rental product line, Rentals.com, decreased by 4.6% compared to fourth quarter 2008, primarily due to a decrease in paid listings through the self-provisioning feature of its websites, partially offset by an increase in the number of listings generated from property managers.

New Homes – NewHomeGuide.com, AmericanHomeGuides.com
Revenue from New Homes, representing approximately 7% of fourth quarter 2009 advertising revenue, declined by 52.0% to $3.8 million from $7.8 million in fourth quarter 2008. The U.S. economy, particularly as it affects the residential real estate sales industry, continues to adversely impact this business. The revenue decline was due to reductions in the number of new home community listings and revenue per community served. The Company anticipates continued pressure on this business for the foreseeable future and remains focused on reducing costs to offset expected revenue declines and maintaining close relationships with its advertising clients to best position this business for opportunities as macroeconomic conditions improve.

DistribuTech
DistribuTech, the Company's distribution function, generated revenue of $7.1 million, compared to $12.2 million in fourth quarter 2008, a 42.1% decline. This decline was primarily due to the reduction of retail locations serviced and the ongoing impact of lost business from third-party customers, who are scaling back or ceasing operations. The Company's overall distribution strategy is to reduce print distribution costs and eliminate less effective locations, while focusing efforts on retaining and servicing locations that produce the best results for PRIMEDIA advertisers.

Business Trends and Outlook

As measured by leads, the greater proportion of the value the Company now delivers to its clients on a national basis has shifted to its digital products and services. The Company expects its advertiser clients to increasingly favor digital media choices in their advertising budgets. In addition, the Company is aggressively pursuing enhancements to its product portfolio and market segment expansion to provide more flexibility to its clients, based on specific markets and market segments, to purchase more customized mixes of products, product features and services on a stand-alone and package basis. These enhancements are intended to maximize clients' advertising ROI and provide an opportunity for the Company to grow revenue as it continues to grow client count. However, at least in the shorter term, the Company anticipates continuing decreases in revenue per apartment community served as it increases the number of communities served.

Given the preliminary stage of the enhancements described above, as well as general economic and market conditions, the Company has limited visibility around 2010 revenue. For Apartments, the Company currently expects to see a 5.0% - 6.0% year over year decline in revenue in first quarter 2010, similar to the percentage decline experienced in fourth quarter 2009. The Company expects a 40% - 50% year over year decline in New Homes revenue and a 35% - 40% revenue decline in DistribuTech revenue in first quarter 2010.

Other Fourth Quarter Financial Highlights

Operating Expenses
The decrease in Operating Expenses by 21.6% to $44.0 million was driven primarily by reductions in Distribution and Circulation, Cost of Sales, and General and Administrative. This reflects the results of on-going cost-cutting initiatives, including reformatting print guides, distribution optimization and position eliminations, partially offset by an incremental increase in spending for Internet product development and SEM (search engine marketing) of $1.5 million. The total net expense savings from the cost-cutting initiatives in 2009 were $35.9 million compared to the 2008 operating expense base.

Adjusted EBITDA
Total Adjusted EBITDA was flat at $17.3 million, compared to fourth quarter 2008. This result reflects a decrease in revenue of $12.2 million and a $1.5 million increase in spending for Internet product development and SEM, offset by lower operating expenses. Adjusted EBITDA as a percentage of total net revenue increased to 28.2% from 23.5% in fourth quarter 2008 and from 27.0% in third quarter 2009.

Income and Earnings per Share from Continuing Operations
Income from Continuing Operations decreased to $7.5 million from $34.7 million in fourth quarter 2008. Diluted earnings per share from continuing operations decreased $0.61 to $0.17 from $0.78 in fourth quarter 2008. These decreases were primarily due to lower revenue of $12.2 million and an increase in provision for income taxes of $32.9 million due to the release in 2008 of $29.3 million in deferred tax asset valuation allowance, partially offset by cost and expense reductions of $17.9 million.

Net Income and Earnings per Share
Net Income decreased $20.8 million to $11.1 million compared to $32.0 million in fourth quarter 2008. This reduction was due to lower income from Continuing Operations, partially offset by a $6.4 million increase in income from discontinued operations, net of tax. Earnings per share was $0.25.

Free Cash Flow and Capital Expenditures
Free cash flow was $10.1 million, compared to $11.8 million for fourth quarter 2008. This change was primarily due to a decrease in net cash provided by operating activities. The Company invested $3.5 million in capital expenditures, compared to $5.1 million in fourth quarter 2008. Free cash flow is a non-GAAP financial measure that is described and reconciled to the corresponding GAAP measure in the accompanying Financial Tables.

Balance Sheet
As of December 31, 2009, the Company's cash and cash equivalent balance was $9.5 million, compared to $31.5 million as of December 31, 2008. The Company had debt, net of cash, of $215.8 million at December 31, 2009, compared to net debt of $230.3 million at December 31, 2008.

Dividend
The Board of Directors of the Company has authorized a regular quarterly cash dividend of $0.07 per share of common stock, payable on or about March 24, 2010, to stockholders of record on March 15, 2010.

Conference Call
The Company will host a conference call and audio webcast with investors, analysts and other interested parties today at 10:00 A.M. Eastern time. The call can be accessed live over the phone by dialing 1-877-941-2068 or for international callers, 1-480-629-9712. The passcode is 4219943. Additionally, a live audio webcast will be available to interested parties for a limited time only at www.primedia.com under the Investor Relations section.

A recorded version will be available after the conference call at 1-800-406-7325 in the U.S. or 1-303-590-3030 if you are outside the U.S. The replay ID is 4219943. The recorded version will be available shortly after the completion of the call until midnight, Eastern time, March 11, 2010.

*Monthly rankings based on comScore Real Estate category of sites as custom-defined by PRIMEDIA: PRIMEDIA Apartments/Rentals Network, Rent.com, Apartments.com, ForRent.com Sites, MyNewPlace.com, NCI Rental Sites and Move.com Rentals.

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About PRIMEDIA Inc.
PRIMEDIA Inc. helps millions of consumers nationwide find a place to live through its innovative online, print and mobile solutions. From publishing its flagship advertising-supported Apartment Guide since 1975 to launching industry-leading online real estate destinations such as ApartmentGuide.com, Rentals.com and NewHomeGuide.com, PRIMEDIA continues to simplify the consumer home search and drive leads that result in occupancy for property managers, landlords, new home builders and real estate professionals. For more information, visit www.primedia.com.

Forward-looking Statements
This release contains forward-looking statements as that term is used under the Private Securities Litigation Reform Act of 1995. When used in this release, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions identify forward-looking statements. These forward-looking statements are based on the current assumptions, expectations and projections of the Company's management about future events, and the Company can give no assurance that they will prove to be correct. These forward-looking statements are subject to risks and uncertainties, including those detailed from time to time in the Company's filings with the Securities and Exchange Commission, that may cause the Company's actual results to differ materially from those indicated in these forward-looking statements. Many of these risks and uncertainties are beyond the ability of the Company to control or predict. These potential risks and uncertainties include, among others, general economic trends and conditions and, in particular, related adverse trends and conditions in the apartment leasing and new home sales sectors of the residential real estate industry, as well as changes in technology and competition; the implementation and results of the Company's ongoing strategic and cost-cutting initiatives; the demand by customers for the Company's premium products and services; and expenses or

adverse results from litigation. The Company cautions you not to place undue reliance on these forward-looking statements. All information in this release is as of March 4, 2010. The Company undertakes no duty to update or otherwise revise the information contained in this release.

PRIMEDIA, Apartment Guide, ApartmentGuide.com, Rentals.com, RentalHouses.com and NewHomeGuide.com are trademarks and/or registered trademarks of PRIMEDIA Inc. © PRIMEDIA Inc. 2010. All rights reserved. Other company, product or service names may be trademarks or service marks of their respective owners.

Financial Tables follow

PRIMEDIA Inc.
Financial Tables (Unaudited)
($ in thousands, except per share amounts)[(A)]

Operational Data (Including Reconciliation of Adjusted EBITDA to Net Income)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2009	2008	2009	2008
Revenue, Net:				
Apartments	$ 50,432	$ 53,379	$ 206,041	$ 211,367
New Homes	3,766	7,844	18,530	39,337
Total Advertising Revenue	54,198	61,223	224,571	250,704
Distribution	7,055	12,186	33,360	53,401
Total Revenue, Net	61,253	73,409	257,931	304,105
Cost of Goods Sold	5,244	7,394	23,350	32,371
Marketing and Selling	18,264	18,049	77,421	75,373
Distribution and Circulation	12,897	21,054	60,870	85,111
General and Administrative Expenses	7,579	9,625	36,916	47,097
Total Operating Expenses	43,984	56,122	198,557	239,952
Adjusted Earnings before Interest, Taxes, Depreciation, Amortization and Other Credits (Charges) (B) (Adjusted EBITDA) (C)	17,269	17,287	59,374	64,153
Depreciation and Amortization of Property and Equipment	(3,258)	(4,087)	(13,256)	(14,475)
Amortization of Intangible Assets	(1,117)	(827)	(2,970)	(2,870)
Non-Cash Compensation	(53)	(757)	(1,284)	(2,108)
Provision for Restructuring Costs	16	(3,340)	(25,627)	(5,238)
Interest Expense	(3,317)	(4,739)	(15,670)	(19,338)
Amortization of Deferred Financing Costs	(233)	(225)	(915)	(922)
Other Income, Net	1,697 (D)	1,978 (D)	6,986 (D)	2,821 (D)
Income Before (Provision) Benefit for Income Taxes	11,004	5,290	6,638	22,023
(Provision) Benefit for Income Taxes	(3,535)	29,401 (E)	(2,098)	27,004 (E)
Income from Continuing Operations	7,469	34,691	4,540	49,027
Discontinued Operations	3,679 (F)	(2,710) (F)	(1,052) (F)	10,441 (F)
Net Income	$ 11,148	$ 31,981	$ 3,488	$ 59,468
Basic and Diluted Earnings (Loss) per Common Share:				
Continuing Operations	$ 0.17	$ 0.78	$ 0.10	$ 1.11
Discontinued Operations	0.08	(0.06)	(0.02)	0.24
Net Income	$ 0.25	$ 0.72	$ 0.08	$ 1.35
Basic Common Shares Outstanding (weighted-average)	44,146,959	44,184,134	44,124,538	44,176,398
Diluted Common Shares Outstanding (weighted-average)	44,207,002	44,208,750	44,214,003	44,197,590
Capital Expenditures, net	$ 3,544	$ 5,093	$ 11,211	$ 12,977

Balance Sheet Data

	At December 31, 2009	At December 31, 2008
Cash and cash equivalents	$ 9,472	$ 31,470
Total debt, including current maturities	$ 225,271	$ 261,776
Common shares outstanding	44,146,959	44,188,550

Reconciliation of Free Cash Flow to Cash Provided By Operating Activities

	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2009		2008		2009		2008	
Net cash provided by operating activities	$	13,757	$	17,061	$	31,650	$	21,096
Additions to property and equipment		(3,544)		(5,093)		(11,211)		(12,977)
Capital lease payments		(130)		(168)		(607)		(506)
Free Cash Flow (G)	$	10,083	$	11,800	$	19,832	$	7,613
Supplemental information:								
Cash paid for interest (including interest on capital leases and restructured contracts)	$	3,225	$	4,729	$	15,916	$	19,323
Cash (refunded) paid for taxes, net	$	(635)	$	(3,637)	$	(20,193)	$	7,746

(A) Slight variations due to rounding.

(B) Other credits (charges) include non-cash compensation and provision for restructuring costs.

(C) **Use of the Term Adjusted EBITDA -** Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, non-cash compensation, provision for restructuring costs and other. The Company believes that adjusted EBITDA provides useful information to investors because it is an integral part of the Company's internal evaluation of operating performance. These operating performance results are used by the Company's chief operating decision maker to make decisions about resource allocation and to assess performance.

Adjusted EBITDA is not intended to be, and should not be considered as, an alternative to net income as determined in conformity with accounting principles generally accepted in the United States of America. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate adjusted EBITDA in an identical manner, and, therefore, it is not necessarily comparable between companies.

(D) During the twelve months ended December 31, 2009, the Company recorded an other-than-temporary impairment charge related to a cost-method investment of approximately $1.5 million, and sold certain other cost-method investments for cash and recorded a corresponding gain of $2.3 million. During the three months ended December 31, 2009, there were no other-than-temporary impairment charges recorded or sales of cost-method investments. During the three months ended December 31, 2009, the Company retired $6.3 million in long-term debt, resulting in a net gain of $1.3 million, and during the twelve months ended December 31, 2009, the Company retired $20.3 million in long-term debt, resulting in a net gain of $5.0 million. During the three months and twelve months ended December 31, 2008, the Company recorded an other-than-temporary impairment charge of approximately $0.9 million and recorded a reversal of a $2.6 million annuity obligation to one of our former CEOs due to his death in 2008, which relieved us of any further obligation to him.

(E) Includes a $29.3 million release of deferred tax asset valuation allowance.

(F) For the three and twelve months ended December 31, 2009, the Company recognized an estimated tax benefit of $0.5 million and $1.1 million, respectively, in discontinued operations. For the three and twelve months ended December 31, 2008, the Company recognized an estimated tax benefit of $3.6 million and $20.5 million, respectively, in discontinued operations, primarily as a result of its ability to carry back a projected 2008 net operating loss (for tax purposes) against taxes paid on a portion of the 2007 gain on divestitures of certain subsidiaries.

(G) **Use of the Term Free Cash Flow -** Free cash flow is defined as net cash provided by (used in) operating activities, adjusted for additions to property and equipment, and capital lease payments. Discontinued operations are included until sold or shut down.

The Company believes that the use of free cash flow enables the Company's chief operating decision maker to make decisions based on the Company's cash resources. The Company believes that free cash flow provides useful information to investors as it is considered to be an indicator of the Company's liquidity, including its ability to reduce debt, make strategic investments and pay dividends.

Free cash flow is not intended to represent cash flows from operating activities as determined in conformity with accounting principles generally accepted in the United States of America. Free cash flow, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily define free cash flow in an identical manner, and, therefore, it is not necessarily comparable between companies.